UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at April 21, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 30, 2008

Print the name and title of the signing officer under his signature.

    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO SIGNS SIX-YEAR, FIXED-RATE TREATMENT AND REFINING AGREEMENT

April 21, 2008, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) is pleased to announce that it has entered into a six-year agreement with MRI Trading AG, a Swiss-based metal trading house, for the treatment and refining of Gibraltar copper concentrate. Under the terms of the agreement, Taseko has secured long-term, fixed, low cost rates for processing six years of Gibraltar mine production, or approximately 1.1 million tons of copper concentrate production, into copper metal.

Within the framework of this treatment and refining agreement, Taseko has also secured a US$30 million Line of Credit, to add to its $53 million on hand.

Taseko will continue to have the ability to sell copper metal at market prices.

Russell Hallbauer, President and CEO of Taseko stated, "The finalization of this new agreement has taken well over a year and has included many bidders. The agreement that we have negotiated reflects the tightness of the concentrate market where many smelters are trying to source from limited concentrate supply."

Mr. Hallbauer continued, "Gibraltar produces one of the highest quality copper concentrates in the world which is reflected by the financial terms for processing our concentrate and the Line of Credit that has been secured. Stabilization of our treatment and refining costs for a period of six years is an important step as we continue to build our business and decrease Gibraltar's cost structure while providing superior returns to our shareholders."

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

Neither the TSX Exchange nor the American Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.